Autonomous City of Buenos Aires, May 6, 2025

To the
Comisión Nacional de Valores
(National Securities Commission)

Ref.: Material Event

Dear Sirs,
We are writing to you, in order to inform that, our main subsidiary, Banco de Galicia y Buenos Aires S.A. (“the Bank”), as successor of Banco GGAL S.A., has been notified of a class action lawsuit titled “Asociación Civil por los Consumidores y Medio Ambiente (ACYMA) v. Banco GGAL S.A. (Formerly HSBC Bank Argentina S.A.) s/ Ordinary,.
The plaintiff seeks to claim a lack of information regarding the exchange rate used for foreign currencies other than the U.S. dollar in the case of credit card transactions made by individuals and seeks the reimbursement of the alleged overcharge applied in said conversion.
The lawsuit was filed at the National Commercial Court No. 27 of the Autonomous City of Buenos Aires.
The Bank is analyzing the content and implications of said demand. It is estimated that in case of an unfavorable resolution of this dispute, it will not have a significant impact on Banco Galicia´s shareholders´ equity.
Yours faithfully,

A. Enrique Pedemonte
Attorney in fact
Grupo Financiero Galicia S.A.
This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.